UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 17, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       KPN UMTS services start June 2004, dated March 17, 2004;

•                       i-mode expansion continues with video services and new handsets, dated March 17, 2004;

•                       UMTS makes intensive care mobile, dated March 17, 2004.

Press release

Date
March 17, 2004
Number
KPN UMTS services start June 2004	016pe

First offers for business customers

KPN will start offering the first services over its new UMTS networks in June 2004. Business customers in Germany will be the first to be able to benefit, with subsidiary E-Plus offering high-speed mobile access to Internet and intranet. KPN will then expand its services for business customers in the Netherlands with UMTS in July. Services for consumers in both countries will also follow in the summer. The introduction of UMTS services for the Belgian market is planned to follow later.

Mobile data services offer clear benefits to business users, enabling people to do their jobs outside the office or their place of work more quickly and efficiently, regardless of location or time. For businesses and institutions, this can result in improvements in processes, cost reduction and increased revenue. Existing E-Plus and KPN services for business customers will be further enhanced with the addition of UMTS compatibility. The initial offer to business customers will be based around a PC-card, giving users mobile access to the Internet or corporate networks with their laptops at speeds of up to 384 kbps.

Services for the consumer market will also be given a boost with UMTS from the summer of 2004. Services will become even more visual, with video telephony and video messaging. The increased connection speeds will make i-mode™ faster, more convenient and more compelling, with new and improved content such as video downloads and video streaming.  KPN plans to introduce the first offers for consumers in the summer in both Germany and the Netherlands. The exact moment of the broad market introduction of consumer UMTS services is however dependent on the availability of suitable handsets.

By the end of 2004, E-Plus plans UMTS network coverage in 300 towns and cities in Germany, including all cities with more than 300,000 inhabitants. In the Netherlands, KPN expects to offer coverage in some 40 major cities, as well as the main transport routes in the heavily populated ‘Randstad’ conurbation. KPN will continue with the rollout of its UMTS networks. KPN expects total investments in UMTS from 2003 to the end of 2005 to be approximately EUR 1.4 billion.

i-mode and the i-mode logo are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

Press release

Date
March 17, 2004
Number
i-mode expansion continues with video services and new handsets	017pe

The future is now. KPN is bringing its first i-mode™ handset suitable for making, receiving and sending videos. The NEC N400i will be introduced this spring to Germany (E-Plus), the Netherlands (KPN Mobile) and Belgium (BASE), where KPN currently has 1.1 million i-mode customers in total. Users will be able to watch moving pictures on an extra large display (diameter 5.6 cm) that is stunningly clear (320x240 pixels). They will be able to view items like news broadcasts and replays of the best goals in soccer. Other options include selecting and viewing trailers of the latest cinema films.

It goes without saying that the handset can also record video clips. There is even a special miniature film lamp to light up dark surroundings sufficiently to clearly transmit short impressions (clips of slightly more than 10 seconds). The clips can be sent to a suitable mobile handset or to an e-mail address. The accompanying audio is of a similar high quality (64 polyphonic tones), which is why the handset comes with stereo headphones.

The NEC N400i rounds off a series of four new i-mode handsets introduced by KPN in the first half of this year. The Mitsubishi M341i and Toshiba TS222i were launched at the end of February. These have been joined in Germany by the Panasonic P341i, which goes on sale in the Netherlands in April. The M341i stands out because of its high-quality camera, while the Toshiba has a stylish design and is competitively priced. The small P341i from Panasonic is easy to carry and can be easily connected to a computer or car-kit by Bluetooth connection.

More new i-mode handsets from other manufacturers will come on to the market during 2004. Before the end of the year, models made by Samsung, Sagem and Siemens will be added to the portfolio of handsets custom-built for i-mode.

KPN expects the new i-mode handsets and services being introduced this year to stimulate i-mode growth still further. KPN’s existing i-mode offering has already become a popular new channel for customers. i-mode customers in Germany, the Netherlands and Belgium have already viewed more than 1.2 billion i-mode pages. In addition, customers have exchanged more than 30 million e-mails, confirming the convenience of e-mailing with i-mode. New technologies like UMTS will enhance the quality and speed of services and increase ease of use.

i-mode and the i-mode logo are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

Press release

Date
March 17, 2004
Number
UMTS makes intensive care mobile	018pe

KPN and the University of Amsterdam’s Academic Medical Centre (AMC) will together start a pilot project intended to make intensive care (IC) mobile. Using advanced communications techniques including GPRS and UMTS, KPN will ensure that critical information regarding an IC patient’s state of health is continually made available, anywhere. Intensive care doctors will thus be able to monitor a patient’s condition in transit. To begin with, this will involve digital transmission of the necessary medical information. In a second phase, the service will be expanded with the addition of live video images of the patient. The objective of the pilot is to make the transfer of IC-patients between hospitals safer through extra remote supervision.

Unique in Europe, the pilot project builds on the advanced digital medical registration and administration systems already in place at the AMC. All patient records as well as data relating to their condition are stored on computer and can be consulted at various locations throughout the IC unit.

The pilot will start in the summer with the wireless transmission of digital information over KPN’s GPRS network during intensive care transfer in an ambulance. Further expansion to the project is planned from the beginning of next year with the transmission of live video images over the new UMTS network.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 19, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel